UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Executive Officers

TOKYO, May 22, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today announced the following planned changes of directors and executive officers.

1. Change of representative director

(1) Candidate director (as of June 29, 2006)

Name	New Position	Current Position
Katsunori Nagayasu	Deputy President (Representative director)	Deputy President Bank of Tokyo-Mitsubishi UFJ

(2) Retiring director (as of June 28, 2006)

Name	New Position	Current Position
Tatsunori Imagawa	Corporate Auditor Bank of Tokyo-Mitsubishi UFJ	Deputy President (Representative director)

2. Changes of directors

(1) Candidate directors (as of June 29, 2006)

Name	New Position	Current Position

Fumiyuki Akikusa	Director	Director & Principal Executive Officer Head of Global Markets Business Unit, Mitsubishi UFJ Securities

Akio Harada	Director*	Attorney at law

*	Outside director in compliance with the requirements of Item 2, Paragraph 3, Article7 of the Corporation Act Enforcement Regulations

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(2) Retiring directors (as of June 29, 2006)

Name	New Position	Current Position

Shigemitsu Miki	Chairman Bank of Tokyo-Mitsubishi UFJ	Director

Hiroshi Hamada	Retiring from MUFG	Director

3. Changes of managing officer

(1) Promotion (as of May 22, 2006)

Name	New Position	Current Position

Tetsuya Wada	Managing Officer Group Head, Integrated Retail Banking Business Group	Executive Officer General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group

(2) Retiring (as of May 22, 2006)

Name	New Position	Current Position
Ryuichi Murata	Deputy President Bank of Tokyo-Mitsubishi UFJ	Managing Officer Group Head, Integrated Retail Banking Business Group

4. Changes of executive officers

(1) Appointment of executive officers

    (as of May 22, 2006)

Name	New Position	Current Position

Hidekazu Fukumoto	Executive Officer Corporate Business Development Division No.2, Integrated Corporate Banking Business Group	Executive Officer General Manager, Corporate Planning Division, Bank of Tokyo-Mitsubishi UFJ

    (as of June 1, 2006)

Name	New Position	Current Position
Masayoshi Nakamura	Executive Officer Securities/Investment Banking Business Strategy, Integrated Corporate Banking Business Group	—

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    (as of June 29, 2006)

Name	New Position	Current Position

Hatsuhito Kaneko	Executive Officer General Manager, Retail Trust Business Planning Division, Integrated Retail Banking Business Group	General Manager, Business & Systems Integration Division, Mitsubishi UFJ Trust and Banking Corporation

Tadachiyo Osada	Executive Officer General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group	General Manager, Small & Medium Enterprise Banking Office, Corporate Business Development Division No.2, Integrated Corporate Banking Business Group

Takami Onodera	Executive Officer General Manager, Credit & Investment Management Division	General Manager, Credit & Investment Management Division

Juichi Nishimura	Executive Officer Co-General Manager, Compliance Division	Co-General Manager, Compliance Division

Takashi Kawasaki	Executive Officer Co-General Manager, Operations & Systems Planning Division	Co-General Manager, Operations & Systems Planning Division

Hidenobu Fujii	Executive Officer Co-General Manager, Operations & Systems Planning Division	Co-Deputy General Manager, Operations & Systems Planning Division

Yuya Saijo	Executive Officer Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Asset Business Group	Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Asset Business Group

Mikiyasu Hiroi	Executive Officer Co-General Manager, Securities Intermediary Division, Integrated Retail Banking Business Group	Co-General Manager, Securities Intermediary Division, Integrated Retail Banking Business Group

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(2) Change in responsibility (as of May 22, 2006)

Name	New Position	Current Position

Norio Kuroiwa	Executive Officer Senior Superintendent	Executive Officer General Manager, Corporate Risk Management Division

Takeshi Ogasawara	Executive Officer General Manager, Corporate Risk Management Division	Executive Officer Co-General Manager, Corporate Risk Management Division

(3) Retiring

    (as of May 22, 2006)

Name	New Position	Current Position

Yukihiro Ito	Executive Officer Senior Superintendent, Bank of Tokyo-Mitsubishi UFJ	Executive Officer General Manager, Corporate Business Development Division No.2, Integrated Corporate Banking Business Group

    (as of June 28, 2006)

Name	New Position	Current Position

Norio Kuroiwa	Retiring from MUFG	Executive Officer Senior Superintendent

Yoshiyasu Ito	Executive Officer General Manager, Kyoto Branch and Kyoto Chuo Branch, Mitsubishi UFJ Trust and Banking Corporation	Executive Officer General Manager, Retail Trust Business Planning Division, Integrated Retail Business Planning Group

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel.: 81-3-3240-7651

[*Excerpt from Press Release]

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